

11019799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48125

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2010___ AND ENDING ___12/31/2010___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MPI Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___101 Poor Farm Road___
(No. and Street)

___Princeton___   ___NJ___   ___08540___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Ezra Z. Angrist   609-955-5798
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Mercadien, P.C., CPAs___
(Name – *if individual, state last, first, middle name*)

___PO Box 7648___	___Princeton___	___NJ___	___08543___
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____Ezra Z. Angrist_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____MPI Securities, Inc._____ , as

of _____December 31_____ , 20_10____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____ E 3 ant   2/28/11 _____

Signature

_____Chief-Compliance officer_____

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MPI SECURITIES, INC.

Financial Statements
and
Supplementary Information

December 31, 2010

MPI SECURITIES, INC.

Table of Contents

December 31, 2010



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
MPI Securities, Inc.

We have audited the accompanying statement of financial condition of MPI Securities, Inc. (the "Company") as of December 31, 2010, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MPI Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mercadien, P C
Certified Public Accountants

February 21, 2011

MPI SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

Year Ended December 31, 2010

ASSETS

Cash and cash equivalents	$	96,533
Accounts receivable		21,316
Prepaid expenses		6,221
Property and equipment, net		1,927
Total Assets	$	125,997

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable	$	5,461
Due to Management Planning, Inc.		2,015
Total Liabilities		7,476

Stockholders' Equity

Common stock, no par value, $6.77 stated value; 10,000 shares authorized; 7,075 shares issued and 5,175 shares outstanding	47,926
Additional paid-in capital	10,008
Retained earnings	73,458
Treasury stock, 1,900 shares at stated value	(12,871)
Total Stockholders' Equity	118,521
Total Liabilities and Stockholders' Equity	$ 125,997

MPI SECURITIES, INC.

STATEMENT OF INCOME

Year Ended December 31, 2010

Revenues	
Consulting fees	$ 116,700
Operating expenses	
Management fees	16,835
Professional fees	26,808
Licensing fees	12,316
Office expense	674
Commission expense	5,275
Seminars and meetings	477
Insurance	364
Travel and entertainment	1,590
Depreciation	550
Total operating expenses	64,889
Income before interest income and provision for state income taxes	51,811
Interest income	71
Income before provision for state income taxes	51,882
Provision for state income taxes	1,040
Net income	$ 50,842

MPI SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2010

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
	Shares	Amount				
Balances, January 01, 2010	5,000	$ 36,146	$ 288	$ 22,616	$ (9,409)	$ 49,641
Net income	-	-	-	50,842	-	50,842
Issuance of common stock	2,075	11,780	15,362	-	-	27,142
Purchase of treasury stock	-	-	(5,642)	-	(3,462)	(9,104)
Balances, December 31, 2010	7,075	$ 47,926	$ 10,008	$ 73,458	$ (12,871)	$ 118,521

See notes to financial statements.

MPI SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2010

Cash Flows from Operating Activities	
Net income	$ 50,842
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	550
Changes in assets	
Accounts receivables	(19,607)
Prepaid expenses	(1,253)
Accounts payable	(3,453)
Due to Management Planning, Inc.	2,015
Net cash provided by operating activities	29,094
Cash Flows provided by Financing Activities	
Issuance of common stock	27,142
Purchase of treasury stock	(9,104)
Net cash provided by financing activities	18,038
Net increase in cash	47,132
Cash and cash equivalents, beginning of year	49,401
Cash and cash equivalents, end of year	$ 96,533
Supplemental Disclosures of Cash Flow Information	
Cash paid during the year for income taxes	$ 1,040

NOTES TO FINANCIAL STATEMENTS

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

MPI Securities, Inc. (the "Company") was incorporated on January 26, 1995, and is a broker-dealer located in Princeton, New Jersey. The Company is registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey, as well as the securities commissions of other states, and is a member of the Financial Industry Regulatory Authority.

The Company provides merger and acquisition advisory and private placement consulting services to clients throughout the United States.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual method of accounting, recognizing income when earned and expenses when incurred.

15c3-3 Exemption

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. A broker-dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as a Special Account for the Exclusive Benefit of Customers of the Company, is qualified to operate under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Broker-dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

The Company considers all accounts receivable to be fully collectible, accordingly, no allowance for doubtful amounts is required. If amounts become uncollectible, they will be charged to net income when that determination is made.

Revenue Recognition

Revenues related to consulting services are recognized upon acceptance of the contract and submission of a consulting report to the client.

Property and Equipment

Property and equipment consists of furniture and fixtures and is stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

A. **BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Property and Equipment (Continued)

Furniture and fixtures	7 years

Repairs and maintenance which do not extend the useful life of the related asset are expensed as incurred.

Income Taxes

The Company has elected, with the approval of its stockholders, "S" Corporation status for federal and state income tax purposes, thus, the income is taxed to each of the stockholders. With the exception of certain state corporate income taxes, no provision has been made for corporate income taxes in the accompanying financial statements.

Management completed an assessment of uncertain tax positions and concluded that no such matters exist as of December 31, 2010. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local taxing authorities for years before 2006.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

B. **CONCENTRATIONS OF RISK**

The Company maintains cash in bank deposit accounts which may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

C. **NET CAPITAL REQUIREMENTS**

The Company is a registered broker-dealer subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2010, the Company had net capital of $89,057, which exceeded its requirements of $5,000 by $84,057.

D. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture and fixtures	$	3,854
Less: accumulated depreciation		1,927
Total	$	1,927

Depreciation expense charged to operations was $550 for the year.

E. MAJOR CUSTOMERS

There were three customers that accounted for approximately 48% of the Company's total revenues. Approximately 44% of the amount in accounts receivable at Decemebr 31, 2010, was due from one of these customers.

F. RELATED PARTY TRANSACTIONS

Management Planning, Inc. ("MPI"), an affiliate, provides management services to the Company and is reimbursed based on actual expenditures incurred and allocated overhead. Actual expenditures incurred by MPI include amounts paid to MPI employees for commission fees, which is associated with the Company's consulting fees. Management and commission fees for the year totaled $22,110. As of December 31, 2010, the Company owed MPI $2,015 related to allocated overhead and actual expenditures incurred.

G. STOCKHOLDERS' EQUITY

In 2010, the Company issued 2,075 shares of common stock at a price of $13.08 per share.

H. TREASURY STOCK

In 2010, the Company purchased - shares of common stock held by two of its stockholders for approximately $17.82 per share, or a total of $9,104.

I. SUBSEQUENT EVENTS

Management has evaluated subsequent events that occurred after the statement of financial condition date but before February 21, 2011, the date the financial statements were available to be issued. No items were determined by management to require disclosure in accordance with GAAP.

SUPPLEMENTARY INFORMATION

MPI SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

As of December 31, 2010

Stockholders' equity	$ 118,521
Deductions: non-allowable assets	
Accounts receivable	(21,316)
Prepaid expenses	(6,221)
Property and equipment	(1,927)
Non-allowable assets	(29,464)
Net capital	89,057
Minimum capital requirement	5,000
Net capital in excess of minimum requirement	$ 84,057
Aggregate indebtedness	$ 7,476
Ratio of aggregate indebtedness to net capital	0.09 to 1.00

Reconciliation with Company's computation (included in Part II A of Form X-17A-5 as of December 31, 2010).

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 90,187
Audit adjustments (net)	(1,130)
Net capital per above	$ 89,057

The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.



INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

To the Board of Directors and Stockholders of
MPI Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of MPI Securities, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

PENNSYLVANIA OFFICE:
HOLLANd, PA
TEL 215-355-4860
FAX 215-825-8110

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com
OVER 45 YEARS OF SERVICE TO THE COMMUNITY

10

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that at Company's practices and procedures, as described in the second paragraph of this report, were accurate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mercadien, P C

Certified Public Accountants

February 21, 2011